SECURITIES AND EXCHANGE COMMISSION

07003371

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRILL SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57TH STREET - 16TH FLOOR
(No. and Street)

NEW YORK (City) new york (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT B. BROWN 212-957-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE (Address) VALLEY STREAM, (City) N.Y. (State) 11580 (Zip Code)

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FEB 2 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT B. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/07

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

FINANCIAL STATEMENTS

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2006

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2006 and the related statements of income, expenses and retained earnings, statement of changes in ownership equity and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2006, and the results of its operations, stockholder equity and cash flows for the year then ended in conformity with generally accepted auditing principles.

Very truly yours,



GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 8, 2007

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

1.	Cash in bank		$ 144,114
2.	Receivables from brokers or dealers		
	A. Clearance accounts	$ 341,187	
	B. Other	356,379	697,566
4.	Securities owned at market value		
	B. Debt securities	$ 29,445	
	D. Other securities	181,816	211,261
5.	Securities not readily marketable at estimated fair value		5
10.	Furniture and equipment (net)		45,637
11.	Other assets		
	Security deposit	$ 119,918	
	Advances receivable	14,719	134,637
12.	TOTAL ASSETS		$1,233,220

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$ 479,859
20.	TOTAL LIABILITIES	$ 479,859
24.	TOTAL OWNERSHIP EQUITY	$ 753,361
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,233,220

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE			
1.	Commissions	$ 5,364,629	
2.	Gain from trading accounts	1,068,081	
8.	Other revenue		
	Private placement fees	365,125	
	Fees for account management	188,579	
	Other revenue	194,992	
9.	Total revenue		$ 7,181,406
EXPENSES			
10.	Stockholders, officers salaries and employment costs	$ 898,154	
11.	Other employment costs	4,739,686	
14.	Regulatory fees	81,639	
15.	Other expenses	1,299,478	
16.	Total expenses		7,018,957
17.	Net income before federal income tax		$ 162,449
18.	Provision for federal income tax		40,659
	Net income		121,790
	Retained earnings - January 1, 2006		355,879
	Dividend paid		(101,441)
	Retained earnings - December 31, 2006		$ 376,228

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2006

Balance - January 1, 2006	$ 733,012
Net profit for year	121,790
Dividend paid	(101,441)
	$ 753,361

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit		$ 121,790
Non-cash items included in net gain		
Depreciation and amortization		3,290
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ (205,294)	
Securities owned	(45,752)	
Other assets	(57,863)	
		(308,909)
Increase (decrease) in operating liabilities		
Accounts payable, accrued liabilities, expenses and other		236,563
Cash used by operating activities		52,734
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	$ (1,897)	
		(1,897)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(101,441)	
Cash used by financing activities		(101,441)
Net decrease in cash and cash equivalent		(50,604)
Cash - January 1, 2006		194,718
Cash - December 31, 2006		$ 144,114

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2006 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

NOTE 2 - STOCKHOLDERS' EQUITY - CAPITAL STOCK

Authorized:
150,000 shs. - common - par value .10
100,000 shs. - preferred - par value .10

Issued:	
11,472 shs. - common	$ 1,147.20
Amount paid in over par value	375,985.38
RETAINED EARNING	
Balance - December 31, 2006	376,228.78
	$ 753,361.36

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires April 30, 2017. The rent, exclusive of escalation, for the year ended December 31, 2007 is $233,915 and $2,040,022 for the balance of the lease.

In addition to the premises at 152 West 57th Street, the corporation operates from five branch offices. Four of these branch offices are maintained by the account executive who operates in each such office. The corporation maintains it has no liability for any rent for these offices. The fifth office, at 260 Franklin Street, Boston, Ma., is operated under a lease expiring June 30, 2008.

The rent, exclusive of escalation, for the year ended December 31, 2007 is $55,208.00 and $28,016.00 for the balance of the lease.

We have been advised by attorneys for the corporation that a former customer filed an arbitration alleging that a registered representative of the firm generated excessive commission and engaged in unsuitable transaction. The corporation does not believe this action has any merit and is vigorously defending the action.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2006 the firm's net capital ratio was .96 to 1 and its net capital exceeded requirements by $433,669.00.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

1.	Total ownership equity		$ 753,361
6.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment	$ 45,637	
	Other assets	134,637	
	Securities not readily marketable	5	180,279
8.	Net capital before haircuts		$ 573,082
9.	Haircuts		
	C. (2) Debt securities	$ 2,061	
	(4) Securities	27,272	
	D. Undue concentration	10,080	39,413
10.	Net capital		$ 533,669

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of Line 19	$ 32,007
12.	Basic net capital	$ 100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 433,669
15.	Excess net capital @ 1000% -(line 10 less 10% of line 19)	$ 485,683

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 479,859
19.	Total aggregate indebtedness	$ 479,859
20.	Percentage of aggregate indebtedness to net capital	90%

BRILLL SECURITIES, INC.

DECEMBER 31, 2006

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section k(2)ii.

BRILL SECURITIES, INC.
DECEMBER 31, 2006

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus	$ 516,710
Adjustments	
Securities reclassified to securities owned	
From not readily marketable	78,177
Haircut on the above securities	(11,726)
Undue concentration adjustmt	(2,660)
Federal and State Income Taxes payable	(46,832)
Net capital per audit report	$ 533,669

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.
(516) 568-2700

January , 2007

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL SECURITIES INC. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2) (b), and regulation 1.17 of the Commodity Exchange Act. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA, P.C

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580

END